UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Secom Joshinetsu Kabushiki Kaisha
(Name of Subject Company)
Secom Joshinetsu Co., Ltd.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
SECOM CO., LTD.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
SECOM CO., LTD. Attn: Takashi Kuwabara, Manager, Corporate Strategy and Planning Department 5-1, Jingumae 1-chome, Shibuya-ku, Tokyo 150-0001, Japan +81-3-5775-8100
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

 PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

(a) The following document is attached as an exhibit to this Form CB:

Exhibit Number
99.1	Notice Concerning the Share Exchange by SECOM CO., LTD. to Make SECOM JOSHINETSU CO., LTD. a Wholly Owned Subsidiary thereof.

(b) Not applicable.

Item 2.  Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the document referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

SECOM CO., LTD. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated June 1, 2021.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SECOM CO., LTD.

/s/ Ichiro Ozeki

Name:	Ichiro Ozeki

Title:	President and Representative Director

Date: August 6, 2021